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                                                                 Exhibit (a)(16)

FOR IMMEDIATE RELEASE


PJ ACQUISITION CORP EXTENDS EXPIRATION DATE OF TENDER OFFER FOR PJ AMERICA, INC.

     Birmingham, Alabama (August 20, 2001) - PJ Acquisition Corp. an entity formed by an Investor Group consisting of several officers, directors and significant stockholders of PJ America, Inc. has extended the expiration date of the tender offer to purchase all of the outstanding shares of PJ America for $8.75 cash per share. The Offer was previously scheduled to expire at 12:00 midnight, Eastern Daylight time on Monday August 20, 2001. The new expiration
date is 5 p.m. Eastern Daylight time on Monday, August 27, 2001.   As a
consequence of the extension of the expiration date, PJ America's stockholders may tender or withdraw their shares until 5:00 p.m., Eastern Daylight time on Monday, August 27, 2001, unless the Offer is further extended.

     PJ Acquisition Corp. has been advised by National City Bank, the depositary for the Offer, that as of 4 p.m. on Monday, August 20, 2001, PJ America stockholders had tendered and not withdrawn approximately 2,373,647 shares pursuant to the Offer. Such shares, together with shares already owned by PJ Acquisition Corp and the Investor Group, represent approximately 95% of PJ America's outstanding shares (and approximately 92% of the shares not owned by the Investor Group.).

     PJ Acquisition Corp has waived the financing condition to the Offer. It expects to enter into a definitive Loan Agreement with Bank One, Kentucky, NA, on the terms set forth in the previously disclosed commitment letter.

     The Offer is being made pursuant to, and the foregoing announcement is qualified in its entirety by reference to the Offer to Purchase dated July 20, 2001, as amended, and the related Letter of Transmittal. PJ America stockholders should read the Offer to Purchase and Letter of Transmittal in their entirety before any decision is made with respect to the Offer.

     Questions and requests for additional copies of the Offer to Purchase, the Letter of Transmittal, amendments to the tender offer materials filed with the Securities and Exchange Commission and related materials may be directed to Georgeson Shareholder ((212) 440-9088 or (800) 223-2064) which is acting as Information Agent with respect to the Offer.

     Headquartered in Birmingham, Alabama, PJ America operates 169 restaurants in nine states and Puerto Rico.